SANGOMA TECHNOLOGIES CORPORATION

Condensed consolidated interim financial statements for the

three and six month periods ended December 31, 2024 and 2023

(Unaudited in thousands of US dollars)

100 Renfrew Drive, Suite 100,
Markham, Ontario,
Canada L3R 9R6

Sangoma Technologies Corporation

Three and six month periods December 31, 2024 and 2023

Sangoma Technologies Corporation
Condensed consolidated interim statements of financial position
As at December 31, 2024, and June 30, 2024
(Unaudited in thousands of US dollars, except per share data)

		December 31,	June 30,
	Note	2024	2024
		$	$
Assets
Current assets
Cash and cash equivalents	4	17,065	16,231
Trade and other receivables	4	14,011	18,596
Inventories	6	13,117	14,768
Sales tax receivable		530	485
Income tax receivable		484	956
Contract assets		1,330	1,479
Derivative assets	15	385	727
Other current assets		3,059	3,867
		49,981	57,109
Non-current assets
Property and equipment	7	7,119	8,394
Right-of-use assets	8	8,868	10,164
Intangible assets	9	107,731	124,128
Development costs	10	7,813	7,810
Deferred income tax assets		2,043	2,334
Goodwill	12	187,502	187,502
Contract assets		2,090	2,418
Derivative assets	15	166	320
Other non-current assets		369	466
		373,682	400,645
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4	19,125	21,450
Provisions	13	405	405
Sales tax payable		5,264	5,955
Income tax payable		145	115
Operating facility and loans	15	22,775	19,875
Contract liabilities	16	8,346	9,582
Lease obligations on right-of-use assets	8	2,277	2,722
		58,337	60,104
Long term liabilities
Operating facility and loans	15	37,600	57,950
Contract liabilities	16	2,838	3,072
Non-current lease obligations on right-of-use assets	8	7,672	8,562
Deferred income tax liabilities		7,653	9,895
Other non-current liabilities		2,275	1,332
		116,375	140,915
Shareholders’ equity
Share capital		382,380	380,986
Contributed surplus		20,425	20,053
Accumulated other comprehensive income		228	626
Accumulated deficit		(145,726)	(141,935)
		257,307	259,730
		373,682	400,645

Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of loss and comprehensive loss
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended		Six month periods ended
		December 31,		December 31,
	Note	2024	2023	2024	2023
		$	$	$	$
Revenue	19	59,113	62,276	119,263	125,304
Cost of sales		18,625	18,290	37,594	37,290
Gross profit		40,488	43,986	81,669	88,014

Expenses
Sales and marketing		12,599	14,652	25,155	31,169
Research and development	10	10,323	10,005	21,665	19,320
General and administration		10,175	11,518	20,135	22,326
Amortization of intangible assets	9	8,199	8,362	16,397	16,723
Interest expense (net)	4,15	1,105	1,795	2,483	3,457
Restructuring and business integration costs		242	1,335	242	1,491
Loss on change in fair value of consideration payable	14	—	202	—	202
Loss before income tax		(2,155)	(3,883)	(4,408)	(6,674)
Provision for income taxes
Current	11	883	279	1,374	664
Deferred	11	(1,157)	(923)	(1,991)	(1,655)
Net loss		(1,881)	(3,239)	(3,791)	(5,683)

Other comprehensive loss
Items to be reclassified to net loss
Loss in fair value of interest rate swaps, net of tax	11,15	(74)	(481)	(398)	(574)
Comprehensive loss		(1,955)	(3,720)	(4,189)	(6,257)

Loss per share
Basic and diluted	17(iii)	$(0.06)	$(0.10)	$(0.11)	$(0.17)

Weighted average number of shares outstanding
Basic and diluted	17(iii)	33,419,116	33,154,121	33,478,400	33,246,940

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of changes in shareholders' equity
For the six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

	Note	Number of common shares	Share capital	Contributed surplus	Accumulated other comprehensive earnings	Retained earnings (accumulated deficit)	Total shareholders' equity
		#	$	$	$	$	$
Balance, July 1, 2023		33,038,367	379,924	18,132	1,335	(133,276)	266,115
Net loss		—	—	—	—	(5,683)	(5,683)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	(574)	—	(574)
Common shares issued for RSU exercised	17(i),17(ii)	287,208	991	(991)	—	—	—
Share-based compensation expense	17(ii)	—	—	1,518	—	—	1,518
Balance, December 31, 2023		33,325,575	380,915	18,659	761	(138,959)	261,376

Balance, July 1, 2024		33,340,159	380,986	20,053	626	(141,935)	259,730
Net loss		—	—	—	—	(3,791)	(3,791)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	(398)	—	(398)
Common shares issued for RSU exercised	17(i),17(ii)	252,375	1,394	(1,394)	—	—	—
Share-based compensation expense	17(ii)	—	—	1,766	—	—	1,766
Balance, December 31, 2024		33,592,534	382,380	20,425	228	(145,726)	257,307
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of cash flows
For the six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

		Six month periods ended
		December 31,
	Note	2024	2023
Operating activities		$	$
Net loss		(3,791)	(5,683)
Adjustments for:
Depreciation of property and equipment	7	2,091	2,123
Depreciation of right-of-use assets	8	1,331	1,490
Amortization of intangible assets	9	16,397	16,723
Amortization of development costs	10	2,946	2,030
Income tax expense (recovery)	11	(617)	(991)
Income tax (paid)		(422)	(199)
Share-based compensation expense	17(ii)	1,766	1,518
Unrealized foreign exchange loss (gain)		17	(35)
Accretion expense	8	161	210
Loss on disposal of property and equipment	7	131	237
Loss on change in fair value of consideration payable	14	—	202
Changes in working capital
Trade and other receivables		4,585	1,817
Inventories		1,651	846
Sales tax receivable		(45)	137
Contract assets		477	375
Other assets		905	1,278
Sales tax payable		(691)	(366)
Accounts payable and accrued liabilities		(2,325)	(4,417)
Provisions		—	252
Other non current liabilities		943	747
Contract liabilities		(1,470)	(1,257)
Net cash provided by operating activities		24,040	17,037
Investing activities
Purchase of property and equipment	7	(947)	(1,634)
Development costs	10	(3,295)	(3,397)
Net cash flows used in investing activities		(4,242)	(5,031)
Financing activities
Repayments of operating facility and loan	15	(17,450)	(8,850)
Repayment of lease obligations on right-of-use assets	8	(1,514)	(1,654)
Payment of consideration payable	14	—	(2,096)
Net cash flows used in financing activities		(18,964)	(12,600)

Increase (Decrease) in cash and cash equivalents		834	(594)
Cash and cash equivalents, beginning of the period		16,231	11,156
Cash and cash equivalents, end of the period		17,065	10,562

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
1.    General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company was incorporated in Canada, its legal name is Sangoma Technologies Corporation and its primary operating subsidiaries as of December 31, 2024 are Sangoma Technologies Inc., Sangoma US Inc., NetFortris Corporation, and VoIP Supply LLC. On December 31, 2024, the Company completed the merger of Digium Inc; Star2Star Communications LLC and VoIP Innovations LLC into Sangoma US Inc.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators globally rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is 100 Renfrew Dr., Suite 100, Markham, Ontario, L3R 9R6 and the Company operates in multiple jurisdictions.

2.    Significant accounting policies

Statement of compliance and basis of presentation

These interim financial statements for the three and six month periods ended December 31, 2024 and 2023 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS Accounting Standards”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2024 (“annual financial statements”) prepared in accordance with IFRS Accounting Standards.

3.    Significant accounting judgements, estimates and uncertainties

These unaudited condensed consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2024. They were prepared using the same critical estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended June 30, 2024.

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with the corresponding effect on profit or loss, when, and if, better information is obtained.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
4.    Financial instruments

The fair values of the cash, trade and other receivables, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate.

Derivative assets and liabilities are recorded at fair value.

Cash and cash equivalents are comprised of:

	December 31,	June 30,
	2024	2024
	$	$
Cash at bank and on hand	17,065	16,231

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at December 31, 2024 and June 30, 2024 the Company had no demand deposits and cash equivalents.

Interest expense (net) comprises of total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss, and can be summarized as follows:

		Three month periods ended		Six month periods ended
		December 31,		December 31,
	Note	2024	2023	2024	2023
		$	$	$	$
Interest expense	15	1,027	1,693	2,322	3,247
Accretion expense	8	78	102	161	210
Interest expense (net)		1,105	1,795	2,483	3,457

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

	December 31,	June 30,
	2024	2024
	$	$
Trade receivables	14,011	16,025
Receivable related to working capital adjustment	—	2,571
Trade and other receivables	14,011	18,596

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
During the three and six month periods ended December 31, 2024, the Company received $982 cash (December 31, 2023 - $1,164) and had a reduction of $1,589 to the sales tax liability (December 31, 2023 - $nil) from the escrow account for the working capital provision related to certain indemnification assets recorded in respect of liabilities assumed on the acquisition of NetFortris. The remaining balance is $nil as at December 31, 2024 (June 30, 2024 - $2,571).The funds held in the escrow accounts were settled in full and all final funds were released during the six month period ended December 31, 2024.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	December 31,	June 30,
	2024	2024
	$	$
Trade receivables aging:
0-30 days	11,550	12,229
31-90 days	1,775	2,995
Greater than 90 days	1,766	2,170
	15,091	17,394
Expected credit loss provision	(1,080)	(1,369)
Net trade receivables	14,011	16,025

The movement in the provision for expected credit losses can be reconciled as follows:

	December 31,	June 30,
	2024	2024
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(1,369)	(1,566)
Net change in expected credit loss provision during the period	289	197
Expected credit loss provision, ending balance	(1,080)	(1,369)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

Substantially all of the Company’s cash and cash equivalents are held with major Canadian and US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates and align this planning and budgeting process with its financing activities through its capital management process.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at December 31, 2024:

	within 12 months	13-24 months	25-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	19,125	—	—	—	19,125
Sales tax payable	5,264	—	—	—	5,264
Operating facility and loans	22,775	20,600	14,038	2,962	60,375
Lease obligations on right of use assets	2,537	1,861	1,463	5,087	10,948
Other non-current liabilities	—	—	—	2,275	2,275
	49,701	22,461	15,501	10,324	97,987

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Canadian Dollars (CAD), Euros (EUR), Great British Pounds (GBP), Indian Rupees (INR), Philippine Peso (PHP), Australian Dollar (AUD), and Columbia Peso (COP), therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities. As at December 31, 2024, a 10% depreciation or appreciation of the CAD, EUR, GBP, INR, PHP, AUD and COP currencies against the U.S. dollar would have resulted in an approximate $5 (June 30, 2024 - $46) increase or decrease, respectively, in total comprehensive loss.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 15) which bears interest at a floating rate. As at December 31, 2024, a change in the interest rate of 1% per annum would have an impact of approximately $484 (December 31, 2023 - $753) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 15) to manage the exposure to changes in SOFR-rate based interest rate. As described in detail in Note 15, the fair value of the interest rate swaps are a current asset of $385 and non-current asset of $166 on December 31, 2024 (June 30, 2024 - current asset of $727 and non-current asset of $320).

5.    Capital management

The Company’s objectives in managing capital is to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the viability of the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the period, and apart from the financial covenants as discussed in Note 15, the Company is not subject to any other capital requirements imposed by external parties.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
6.    Inventories

Inventories recognized in the condensed consolidated interim statements of financial position are comprised of:

	December 31,	June 30,
	2024	2024
	$	$
Finished goods	9,215	10,740
Components and parts	5,630	5,537
	14,845	16,277
Provision for obsolescence	(1,728)	(1,509)
Net inventory carrying value	13,117	14,768

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
7.    Property and equipment

	Office furniture		Stockroom
	and computer	Software	and production	Tradeshow	Leasehold
	equipment		equipment	equipment	improvements	Total
Cost	$	$	$	$	$	$
Balance at July 1, 2023	5,366	458	12,867	47	450	19,188
Additions	660	42	3,368	—	60	4,130
Disposals	(52)	—	(579)	—	—	(631)
Balance at June 30, 2024	5,974	500	15,656	47	510	22,687
Additions	251	—	696	—	—	947
Disposals	(3)	—	(368)	—	—	(371)
Balance at December 31, 2024	6,222	500	15,984	47	510	23,263

Accumulated depreciation
Balance at July 1, 2023	3,364	434	5,906	47	285	10,036
Depreciation expense	815	22	3,539	—	119	4,495
Disposals	—	—	(238)	—	—	(238)
Balance at June 30, 2024	4,179	456	9,207	47	404	14,293
Depreciation expense	370	11	1,689	—	21	2,091
Disposals	—	—	(240)	—	—	(240)
Balance at December 31, 2024	4,549	467	10,656	47	425	16,144

Net book value as at:
Balance at June 30, 2024	1,795	44	6,449	—	106	8,394
Balance at December 31, 2024	1,673	33	5,328	—	85	7,119

For the three and six month periods ended December 31, 2024, depreciation expenses of $209 and $420 (three and six month periods ended December 31, 2023- $247 and $492) were recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss. Depreciation expenses in the amounts of $797 and $1,671 were included in cost of sales for the three and six month periods ended December 31, 2024 (three and six month periods ended December 31, 2023 - $803 and $1,631). For the three and six month periods ended December 31, 2024, loss on disposal of $55 and $131 (three and six month periods ended December 31, 2023- $155 and $237) were recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
8.    Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

Right-of-use assets
$
Present value of leases
Balance as at July 1, 2023	22,182
Additions	814
Terminations	(3,239)
Balance at June 30, 2024	19,757
Additions	93
Terminations	(601)
Balance at December 31, 2024	19,249
Accumulated depreciation and repayments
Balance as at July 1, 2023	9,030
Depreciation expense	2,870
Terminations	(2,307)
Balance at June 30, 2024	9,593
Depreciation expense	1,331
Terminations	(543)
Balance at December 31, 2024	10,381
Net book value as at:
June 30, 2024	10,164
December 31, 2024	8,868

Lease obligations
$
Present value of leases
Balance as at July 1, 2023	14,331
Additions	814
Repayments	(3,163)
Accretion expense	394
Terminations	(1,086)
Effects of movements on exchange rates	(6)
Balance at June 30, 2024	11,284
Additions	93
Repayments	(1,514)
Accretion expense	161
Terminations	(68)
Effects of movements on exchange rates	(7)
Balance at December 31, 2024	9,949
Lease Obligations - Current	2,277
Lease Obligations - Non-current	7,672
9,949

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
9.    Intangible assets

				Other
	Purchased	Customer		purchased
	technology	relationships	Brand	intangibles	Total
	$	$	$	$	$
Cost
Balance at July 1, 2023	110,123	126,456	6,787	2,748	246,114
Balance at June 30, 2024	110,123	126,456	6,787	2,748	246,114
Balance at December 31, 2024	110,123	126,456	6,787	2,748	246,114
Accumulated amortization
Balance at July 1, 2023	41,576	40,821	3,586	2,694	88,677
Amortization expense	17,683	14,948	624	54	33,309
Balance at June 30, 2024	59,259	55,769	4,210	2,748	121,986
Amortization expense	8,692	7,397	308	—	16,397
Balance at December 31, 2024	67,951	63,166	4,518	2,748	138,383
Net book value as at:
Balance at June 30, 2024	50,864	70,687	2,577	—	124,128
Balance at December 31, 2024	42,172	63,290	2,269	—	107,731

Amortization of intangible assets for the three and six month periods ended December 31, 2024 were $8,199 and $16,397 (three and six month periods ended December 31, 2023 - $8,362 and $16,723).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
10.    Development costs

Cost	$
Balance at July 1, 2023	12,051
Additions	6,782
Cost fully amortized	(309)
Investment tax credits	(822)
Balance at June 30, 2024	17,702
Additions	3,295
Investment tax credits	(346)
Balance at December 31, 2024	20,651

Accumulated amortization
Balance at July 1, 2023	(5,482)
Amortization	(4,480)
Cost fully amortized	70
Balance at June 30, 2024	(9,892)
Amortization	(2,946)
Balance at December 31, 2024	(12,838)

	December 31,	June 30,
	2024	2024
	$	$
Net capitalized development costs	7,813	7,810

Amortization expense is included in research and development expense in the consolidated interim statements of loss and comprehensive loss. For the three and six month periods ended December 31, 2024, amortization were $1,520 and $2,946 (December 31, 2023 - $1,058 and $2,030 ). In addition to the above amortization, the Company has recognized $8,803 and $18,719 of engineering expenditures as expenses during the three and six month periods ended December 31, 2024 (December 31, 2023 - $8,947 and $17,290).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
11.    Income tax

The Company income tax expense is determined as follows:

	Three month periods ended		Six month periods ended
	December 31,		December 31,
	2024	2023	2024	2023
Statutory income tax rate	25.76%	25.62%	25.76%	25.62%
	$	$	$	$
Loss before income tax	(2,155)	(3,883)	(4,408)	(6,674)
Expected income tax recovery	(554)	(994)	(1,135)	(1,709)
Difference in foreign tax rates	4	5	4	13
Share based compensation	268	219	455	389
Other non deductible expenses	(33)	(32)	(57)	(62)
Changes in estimates	—	(193)	1	1
Scientific Research and Experimental Development (SR&ED)	23	18	43	44
Gain on consideration payable	—	51	—	51
Changes in tax benefits not recognized	18	282	72	282
Income tax recovery	(274)	(644)	(617)	(991)

The Company’s income tax expense is allocated as follows:	$	$	$	$
Current tax expense	883	279	1,374	664
Deferred income tax recovery	(1,157)	(923)	(1,991)	(1,655)
Income tax recovery	(274)	(644)	(617)	(991)

12.    Goodwill

The carrying amount and movements of goodwill was as follows:

$
Balance at July 1, 2023	187,502
Balance at June 30, 2024	187,502
Balance at December 31, 2024	187,502

There is no addition to goodwill for the three and six month periods ended December 31, 2024. The Company has evaluated for triggers of impairment at December 31, 2024 and has not identified any indicators of impairment.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
13.    Provisions

$
Balance at July 1, 2023	237
Additional provision recognized	168
Balance at June 30, 2024	405
Balance at December 31, 2024	405

The provisions represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period.

14.    Consideration payable

During the three and six month periods ended December 31, 2024, the Company made payments of $nil (December 31, 2023 $2,096). As of December 31, 2024, the Company's has no outstanding balance of consideration payable (December 31, 2023 - $nil ).

The fair value of consideration payable as at December 31, 2024 is summarized below:

$
Opening balance, July 1, 2023	1,894
Payments	(2,096)
Remeasurement during the period	202
Ending balance, June 30, 2024	—
Ending balance, December 31, 2024	—

15.    Operating facility and loan and derivative assets and liabilities

(a)    Operating facility and loan

(i)On October 18, 2019, the Company entered into a loan facility with two banks and drew down $34,800. This loan is repayable on a straight-line basis through quarterly installment of $1,450, and will be fully repaid on September 30, 2025. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering a five years interest rate credit swap with the two banks for $8,700 each. The balance outstanding against this term loan facility as of December 31, 2024 is $4,350 (June 30, 2024 - $7,250). As at December 31, 2024, term loan facility balance of $4,350 (June 30, 2024 - $5,800) is classified as current and $nil (June 30, 2024 - $1,450) as long-term in the condensed consolidated interim statements of financial position.

(ii)On March 31, 2021, the Company amended its term loan facility with its lenders and drew down a second loan of $52,500 to fund part of the acquisition of StarBlue Inc.

The second loan is repayable, on a straight-line basis, through quarterly payments of $2,188 and matures on February 28, 2027. The balance outstanding against this term loan facility as of December 31, 2024 is $19,688 (June 30, 2024 - $24,063). As at December 31, 2024, $8,750 (June 30, 2024 - $8,750) is classified as current and $10,938 (June 30, 2024 - $15,313) is classified as long-term in the condensed consolidated interim statements of financial position.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
(iii) On March 28, 2022, the Company amended its term loan facility with its lenders and drew down a third loan of $45,000 to fund part of the acquisition of NetFortris Corporation. The loan is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 31, 2028. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter. The first quarterly repayment of $2,963 will be made on June 30, 2025. The balance outstanding against this term loan facility as of December 31, 2024 is $36,337 (June 30, 2024 - $37,912). As at December 31, 2024, $9,675 (June 30, 2024 - $5,325) is classified as current and $26,662 (June 30, 2024 - $32,587) is classified as long-term in the condensed consolidated interim statements of financial position. On June 4, 2024, the Company entered into the third amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments.

(iv)On April 6, 2023 the Company increased the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. As of December 31, 2024, there is no outstanding balance on the revolving credit facility (June 30, 2024 - $8,600).

For the three and six month periods ended December 31, 2024, the Company incurred interest costs to service its borrowing facilities, comprising of the loans and operating facilities, in the amount of $1,027 and $2,322 (December 31, 2023 - $1,693 and $3,247). During the six month period ended December 31, 2024, the Company borrowed $nil (December 31, 2023 - $nil) in term loans and repaid $8,850 (December 31, 2023 - $8,850) in term loans. During the three and six month periods ended December 31, 2024, the Company repaid $4,300 and $8,600 (December 31, 2023 - $nil and $nil) in revolving credit facility.

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at December 31, 2024, and June 30, 2024 the Company was in compliance with all covenants related to its credit agreements.

(b)    Derivative assets and liabilities

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the condensed consolidated interim statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive loss, net of tax in the condensed consolidated interim statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of December 31, 2024, the notional amount of the interest rate swap was $19,688 (June 30, 2024 – $27,845). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2024 – 1.80%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
As at December 31, 2024, the fair value of the interest rate swap assets were valued at current of $385 (June 30, 2024 - $727) and non-current $166 (June 30, 2024 – $320). The current and non-current derivative assets were recorded in the condensed consolidated interim statements of financial position.

For the three and six month periods ended December 31, 2024, the change in fair value of the interest rate swaps, net of tax, were loss of $74 and $398 (three and six month periods ended December 31, 2023 – loss of $481 and $574) was recorded in other comprehensive loss in the condensed consolidated interim statements of loss and comprehensive loss. The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

16.    Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at December 31, 2024, and June 30, 2024 are below:

$
Opening balance, July 1, 2023	14,551
Revenue deferred during the period	38,500
Deferred revenue recognized as revenue during the period	(40,397)
Ending balance, June 30, 2024	12,654
Revenue deferred during the period	19,253
Deferred revenue recognized as revenue during the period	(20,723)
Ending balance, December 31, 2024	11,184

Contract liabilities - Current	8,346
Contract liabilities - Non-current	2,838
11,184

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)
17.    Shareholders' equity

(i)Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2024 and 2023, the Company’s issued and outstanding common shares consist of the following:

	Three month periods ended		Six month periods ended
	December 31,		December 31,
	2024	2023	2024	2023
	#	#	#	#
Shares issued and outstanding:
Outstanding, beginning of the period	33,537,684	33,184,200	33,340,159	33,038,367
Shares issued upon exercise of RSUs	54,850	141,375	252,375	287,208
Outstanding, end of the period	33,592,534	33,325,575	33,592,534	33,325,575

During the six month period ended December 31, 2024, a total of nil (December 31, 2023 – nil) options were exercised for cash consideration of $nil (December 31, 2023 - $nil), and the Company recorded a charge of $nil (December 31, 2023 – $nil) from contributed surplus to share capital.

During the six month period ended December 31, 2024, a total of 252,375 (December 31, 2023 – 287,208) shares were issued upon the exercise of Restricted Share Units, and the Company recorded a charge of $1,394 (December 31, 2023 –$991 ) from contributed surplus to share capital.

(ii)    Share based payments

On December 13, 2022, the Company’s shareholders approved the Omnibus Equity Incentive Plan (the “Plan”), which replaces the previous share option plan (the “Legacy Plan”). No further grants will be made under the Legacy Plan.

Under the Plan, the Company may grant participants Options, Performance Share Units (PSUs), Restricted Share Units (RSUs) and Deferred Share Units (DSUs). The PSUs, RSUs and DSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company and as set out in the participant’s equity award agreement). All PSUs, RSUs and DSUs are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no longer serves on the board of the Company. RSUs vest over a three-year period after the date of grant. The expense is measured based on the fair value of the awards at the grant date.

PSUs vest in full at the end of a three-year period. For PSUs granted prior to fiscal 2024 and in the current fiscal 2025, the final amount is based 50% on market-based performance targets being met and 50% on non-market-based performance targets, with the conversion ratio for vested PSUs being from 0% to 150%. The expense related to the PSUs is measured (i) based on the fair value of the awards at the grant date using the Monte Carlo simulation, for the market-based performance targets, and (ii) based on the fair value of the awards at the grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days for the non-market-based performance targets. For PSUs granted during fiscal 2024, the final amount is based 100% on market-based performance targets.

For the three and six month periods ended December 31, 2024, the Company recognized share-based compensation expense in the amount of $1,038 and $1,766 (December 31, 2023 - $856 and $1,518).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

Stock Options

Under the Plan (and previously under the Legacy Plan), employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant or the volume weighted average trading price per share on the TSX during the five trading days immediately preceding the grant date. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Company’s daily share price fluctuated over a period commensurate with the expected life of the options. During the six month period ended December 31, 2024 and December 31, 2023, the Company did not grant any options.

The following table shows the movement in the stock option plan:

	Number	Weighted
	of options	average price
	#	$
Balance, July 1, 2023	723,051	13.58
Forfeited	(199,181)	(10.40)
Balance, December 31, 2023	523,870	14.79

Balance, July 1, 2024	462,346	15.21
Expired	(3,534)	(12.51)
Forfeited	(29,701)	(16.63)
Balance, December 31, 2024	429,111	15.13

The following table summarizes information about the stock options outstanding and exercisable at the end of each period:

	December 31,			December 31,
	2024			2023
		Number of	Weighted		Number of	Weighted
	Number of	stock options	average	Number of	stock options	average
	stock options	outstanding and	remaining	stock options	outstanding	remaining
Exercise price	outstanding	exercisable	contractual life	outstanding	and exercisable	contractual life
$7.01 - $9.00	103,831	70,231	2.50	146,627	65,129	3.50
$9.01 - $12.00	74,975	69,225	0.42	85,526	61,597	1.42
$12.01 - $15.00	43,878	30,767	2.25	45,000	19,695	3.25
$15.01 - $18.00	115,565	102,406	1.50	133,010	84,482	2.50
$18.01 - $20.00	22,856	18,604	1.50	22,856	12,876	2.50
$20.01 - $27.00	68,006	64,069	1.11	90,851	63,682	2.11
	429,111	355,302	1.57	523,870	307,461	2.60

Share Units

The following table summarizes information about the DSUs, RSUs and PSUs granted, exercised and forfeited during the six month period ended December 31, 2024.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

	DSU	PSU	RSU	Total
Awards outstanding July 1, 2023	66,391	130,000	130,000	326,391
Awards granted during the period	105,695	379,800	772,700	1,258,195
Awards exercised during the period	—	—	(287,208)	(287,208)
Awards forfeited during the period	—	(42,500)	(26,251)	(68,751)
Awards outstanding December 31, 2023	172,086	467,300	589,241	1,228,627

Awards outstanding July 1, 2024	172,086	499,800	607,157	1,279,043
Awards granted during the period	64,356	271,000	271,000	606,356
Awards exercised during the period	—	—	(252,375)	(252,375)
Awards forfeited during the period	—	(52,500)	(25,623)	(78,123)
Awards outstanding December 31, 2024	236,442	718,300	600,159	1,554,901

During the six month period ended December 31, 2024, 64,356 DSUs were granted (December 31, 2023 – 105,695). The fair value of each DSU issued during the six month period ended December 31, 2024 is $6.06 per share (December 31, 2023 – $3.07).

During the six month period ended December 31, 2024, 271,000 PSUs were granted (December 31, 2023 – 379,800). The average fair value tied to market-based performance targets for each PSU issued during the six month period ended December 31, 2024 is $6.68 per share (December 31, 2023 – $3.44 ) using the Monte Carlo simulation.

The key assumptions used in the Monte Carlo simulation are:

	Six month periods ended
	December 31
	2024	2023
Share price	$6.68	$3.44
Expected volatility	64.00%	64.00%
Time to expiry	2.76 years	2.57 years
Risk-free interest rate	3.42%	4.40%

During the six month period ended December 31, 2024, 271,000 RSUs were granted (December 31, 2023 – 772,700). The average fair value of each RSU issued during the six month period ended December 31, 2024 is $5.65 per share (December 31, 2023 –$3.11 ).

During the six month period ended December 31, 2024, 252,375 RSUs were exercised and settled through the issuance of common shares (December 31, 2023 – 287,208).

(iii)Loss per share

Both the basic and diluted loss per share have been calculated using the net loss attributable to the shareholders of the Company as the numerator.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

	Three month periods ended		Six month periods ended
	December 31,		December 31,
	2024	2023	2024	2023
Number of shares:
Weighted average number of shares outstanding	33,419,116	33,154,121	33,478,400	33,246,940
Weighted average number of shares used in basic and diluted earnings per share	33,419,116	33,154,121	33,478,400	33,246,940
Net loss	$(1,881)	$(3,239)	$(3,791)	$(5,683)
Loss per share
Basic and diluted loss per share	$(0.06)	$(0.10)	$(0.11)	$(0.17)

Potentially diluted shares relating to DSUs, PSUs, RSUs, and stock options as set-out below have been excluded from the calculation of the diluted number of shares as the impact would be anti dilutive.

	Six month periods ended
	December 31,
	2024	2023
DSU	236,442	172,086
PSU	718,300	467,300
RSU	600,159	589,241
Stock options	429,111	523,870
	1,984,012	1,752,497

18.    Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties for the six month periods ended December 31, 2024 and 2023.

19.    Segment disclosures

The Company operates as one operating segment in the development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into two major geographic centers: USA and Others. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the three and six month periods ended December 31, 2024 and 2023 as follows:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2024 and 2023
(Unaudited in thousands of US dollars, except per share data)

	Three month periods ended		Six month periods ended
	December 31,		December 31,
	2024	2023	2024	2023
	$	$	$	$
Products	10,306	11,573	20,763	23,445
Services	48,807	50,703	98,500	101,859
Total revenues	59,113	62,276	119,263	125,304

The sales in each of these geographic locations for the three and six month periods ended December 31, 2024 and 2023 as follows:

	Three month periods ended		Six month periods ended
	December 31,		December 31,
	2024	2023	2024	2023
	$	$	$	$
USA	55,670	58,010	112,423	116,703
Others	3,443	4,266	6,840	8,601
Total revenues	59,113	62,276	119,263	125,304

The non-current assets, in US dollars, in each of the geographic locations as at December 31, 2024, and June 30, 2024 are below:

	December 31,	June 30,
	2024	2024
	$	$
USA	318,719	338,079
Others	4,982	5,457
Total non-current assets	323,701	343,536

Non-current assets included in Others primarily consists of assets held in Canada.

20.    Authorization of the consolidated financial statements

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on February 5, 2025.